UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. ___)* Glowpoint, Inc.
(Name of Issuer) Common Stock, $0.0001 par value per share
(Title of Class of Securities) 379887201
(CUSIP Number)
Peter Holst 1776 Lincoln Street, Suite 1300 Denver, CO 80203 (303) 640-3830
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 31, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 379887201

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Peter Holst
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,743,665
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,743,665[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,743,665[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Includes (i) 2,734,923 shares of Common Stock, (ii) 875,000 shares of Common Stock subject to stock options presently exercisable at an exercise price of $1.98 per share and (iii) 133,742 shares of unvested restricted Common Stock.
2 Based upon 36,149,323 shares reported by the Issuer as outstanding on July 31, 2017, plus the 875,000 shares of Common Stock subject to stock options presently exercisable at an exercise price of $1.98 per share that are owned by the reporting person.

Item 1 – Security and Issuer
(a)    This Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.0001 per share (the “Common Stock”) of Glowpoint, Inc., a Delaware corporation (the “Issuer”).
(b)    The principal executive offices of the Issuer are located at 1776 Lincoln Street, Suite 1300, Denver, CO 80203.
Item 2 - Identity and Background
(a)    This statement is filed on behalf of Peter Holst (the “Filing Person”).
(b)    The Filing Person’s home address is 5390 S. Grape Lane, Greenwood Village, CO 80121.
(c)    The Filing Person’s present principal occupation is serving as the President, Chief Executive Officer, and Director of the Issuer.
(d)    During the last five years, the Filing Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)    During the last five years, the Filing Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
(f)    The Filing Person is a citizen of the United States of America.
Item 3 - Source and Amount of Funds or Other Consideration
The Filing Person previously held an interest in a subordinated note issued by the Issuer in the amount of $699,528 of principal and interest. On July 31, 2017, the Issuer exchanged the subordinated note for 1,806,087 shares of Common Stock of the Issuer, representing a conversion price of $0.387 per share of Common Stock.
Item 4 - Purpose of Transaction
The disclosure under Item 3, above, is incorporated by reference herein.
The Filing Person, in his capacity as President, Chief Executive Officer, and Director of the Issuer, may, from time to time, formulate plans or proposals regarding the Issuer or its securities for consideration by the Board of Directors and the Issuer’s management.
Depending on market conditions, the Filing Person may also acquire or dispose of additional shares of the Issuer in his personal capacity, subject to Section 16(b) of the Securities Exchange Act of 1934.
Other than as described herein, the Filing Person does not have any plans that would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.
Item 5.    Interest in Securities of the Issuer
(a)–(c)    The information required by Items 5(a)-(c) is set forth in Rows (7)-(13) of the cover page and the footnotes thereto and is incorporated herein by reference.
(d)    To the best knowledge of the Filing Person, no person, other than the Filing Person, is known to have an interest equal to 5% or more of the Issuer’s common stock resulting from the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Filing Person.
(e)    Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information provided in Item 4 is incorporated herein by reference. Other than as described in this Schedule 13D, to the knowledge of the Filing Person, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7.    Material to Be Filed as Exhibits
Not applicable.

The filer must sign the filing and certify that the information is true, complete and correct. If the filer is an entity, the filing must be signed by an authorized officer.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 9, 2017
Date /s/ Peter Holst
Signature Peter Holst
Name/Title

Attention: Intentional misstatements or omissions of fact
constitute Federal Criminal violations (See 18 U.S.C. 1001)